NO ACT

PE
2-12-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005081

DIVISION OF
CORPORATION FINANCE

FEB 12 2014
Washington, DC 20549

February 12, 2014

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-12-14

Laura W. Doerre
Nabors Corporate Services, Inc.
laura.doerre@nabors.com

Re: Nabors Industries Ltd.

Dear Ms. Doerre:

This is in regard to your letter dated February 12, 2014 concerning the shareholder proposal submitted by the City of Philadelphia Public Employees Retirement System for inclusion in Nabors' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Nabors therefore withdraws its February 7, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Sumit Handa
The City of Philadelphia Public Employees Retirement System
Board of Pensions and Retirement
sumit.handa@phila.gov

NABORS
CORPORATE SERVICES, INC.

Laura W. Doerre
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 12, 2014

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Withdrawal of No-Action Request Dated February 7, 2014, Regarding Shareholder Proposal by The City of Philadelphia Public Employees Retirement System

Ladies and Gentlemen:

We refer to our letter, dated February 7, 2014 (the "No-Action Request"), pursuant to which we requested that the Staff of the Securities and Exchange Commission concur with our view that Nabors Industries Ltd., a Bermuda company, may exclude a shareholder proposal submitted by The City of Philadelphia Public Employees Retirement System from the proxy materials for our 2014 Annual General Meeting of Shareholders.

Attached hereto as Exhibit A is a communication dated February 12, 2014 from the proponent withdrawing the proposal. In reliance on the proponent's withdrawal, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,

Laura W Doerre

Laura W. Doerre
Vice President and General Counsel

enclosures

cc: Sumit Handa, Chief Investment Officer
The City of Philadelphia Public Employees Retirement System

Exhibit A

BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SUMIT HANDA
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712
(215) 496-7468
FAX (215) 496-7460

February 12, 2014

By mail and email
Mark.andrews@nabors.com

Mr. Mark D. Andrews
Corporate Secretary
Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX
Bermuda

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Andrews:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I am writing to advise you that in response to the Nabors Industries Ltd. Board of Directors approving the changes to the Board Guidelines on Significant Corporate Governance Issues that were forwarded to us by Jon Cole's February 6, 2014 email, the Fund is withdrawing the shareholder proposal seeking an independent chairman of the board that it had intended to present at the 2014 annual meeting of shareholders (the "Annual Meeting").

The Fund appreciate the Board's action and congratulates it on agreeing to make this important reform.

Sincerely,

Sumit Handa

Sumit Handa
Chief Investment Officer

cc: Jon Cole, Jon.cole@nabors.com

NABORS
CORPORATE SERVICES, INC.

Laura W. Doerre
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 7, 2014

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by The City of Philadelphia Public Employees Retirement System

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by The City of Philadelphia Public Employees Retirement System from the proxy materials for the Company's 2014 Annual General Meeting of Shareholders (the "2014 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2014.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

THE PROPOSAL

The Proposal states:

> "RESOLVED: The shareholders of Nabors Industries Ltd. ('Nabors') request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

RULE 14a-8(i)(10) ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a proposal where the company has substantially implemented the proposal. In describing the predecessor to Rule 14a-8(i)(10), the Commission stated that the purpose of the rule is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (Jul. 7, 1976). Substantial implementation of a proposal occurs when the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996).

The Proposal contains the following elements, each of which the Company has already taken action to address: (i) that the Company adopt a policy to require the Chairman of the Board of Directors of the Company (the "Board") to be an independent member of the Board, (ii) that the independence requirement apply prospectively so as not to violate contractual obligations, and (iii) that compliance with the policy is waived if no independent director is available and willing to serve as Chairman.

(i) Independent Chair Policy.

The first element of the Proposal would require that the Company adopt a policy to require the Chairman of the Board to be an independent member of the Board. The Company has recently revised its Board Guidelines on Significant Corporate Governance Issues (the "Board Guidelines") to implement such a policy. A copy of the Board Guidelines as revised on February 7, 2014 is attached hereto as Exhibit B. In pertinent part, the Board Guidelines state that "at such time as the current CEO is neither Chairman nor CEO, the Board's policy is to separate the roles of Chairman and CEO and to select the Chairman from among the independent directors."

(ii) Policy Applies Prospectively.

The second element of the Proposal would require that the independence requirement applies prospectively so as not to violate contractual obligations. The Board Guidelines state that the policy is to apply "at such time as the current CEO is neither Chairman nor CEO." This language is required to avoid a violation of a contractual obligation of the Company to its chief executive officer. The Company has entered into an Executive Employment Agreement with its chief executive officer (the "Employment Agreement") that requires that he remain Chairman of the Board for the term of his employment with the Company. A copy of the Employment Agreement, as filed as Exhibit 99.1 to the Company's 8-K filed on March 11, 2013, is attached hereto as Exhibit C. Specifically, Section 2.2 of the Employment Agreement requires that the Company's chief executive officer "shall be employed as the President and Chief Executive Officer, Chairman of the Executive Committee and Chairman of the Board of [the Company]."

(iii) Compliance Waived if No Independent Director Available and Willing.

The final Element of the Proposal would require that compliance with the policy is waived if no independent director is available and willing to serve as Chairman. In this respect, the Board Guidelines state that the independence requirement does not apply "if no independent director is available and willing to serve as Chairman."

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal may be omitted from the 2014 Proxy pursuant to 14a-8(i)(10).

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,

Laura W Doerre

Laura W. Doerre
Vice President and General Counsel

enclosures

Exhibit A

BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SUMIT HANDA
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712
(215) 496-7468
FAX (215) 496-7460

December 19, 2013

By mail and email
Mark.andrews@nabors.com

Mr. Mark D. Andrews
Corporate Secretary
Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX
Bermuda

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Andrews:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Nabors Industries Ltd. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Sumit Handa
Chief Investment Officer

Resolved: The shareholders of Nabors Industries Ltd. ("Nabors") request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement

CEO Anthony Petrello also serves as Chair of Nabors' Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value. As Intel former Chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can a CEO be his own boss?"

In our view, shareholder value is enhanced by an independent Board Chair who can provide a balance of power between the CEO and the Board and can support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe that having a CEO also serve as Chair creates a conflict of interest that can result in excessive management influence on the Board and weaken the Board's oversight of management.

An independent Board Chair has been found in studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent Board Chair (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of Chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 (*CEO Succession 2000-2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent Board leadership would be particularly constructive at Nabors, where, in 2012, the Board adopted a shareholder rights (or "poison pill") plan that was not put to a shareholder vote; the Board has not yet implemented a shareholder proposal to give shareholders the ability to nominate directors, which was supported by a majority of shares voted; and only 33 percent of shares voted supported the advisory vote on executive compensation in 2013.

We urge shareholders to vote for this proposal.

Exhibit B

NABORS INDUSTRIES LTD.

BOARD GUIDELINES ON SIGNIFICANT CORPORATE GOVERNANCE ISSUES

Our management and Board of Directors ("Board") are committed to conducting business consistent with good corporate governance practice. In 2002 our Board established a Governance and Nominating Committee (the "Committee"). All Committee members are required to be independent directors, as provided in these guidelines.

The Committee directed the preparation of these Corporate Governance Guidelines (the "Guidelines"), and the Board adopted them initially on July 17, 2002. The Committee and the Board will continue to assess the appropriateness and effectiveness of these Guidelines, and changes to these Guidelines will be considered from time to time. The Guidelines will be published in order to inform shareholders of the Board's current thinking with respect to selected corporate governance issues. Compliance with the Guidelines is required of all directors and shall be reviewed at least annually in connection with the preparation of Nabors' proxy statement. Each director will be asked to confirm his or her compliance with the Guidelines.

Board Mission & Objectives

Mission Statement

Nabors' primary objective is to maximize long-term shareholder value while adhering to the laws of the jurisdictions in which it operates and at all times observing the highest ethical standards.

Corporate Authority & Responsibility

Unless reserved to the shareholders under applicable law, all corporate authority resides in the Board as the representative of the shareholders. Certain authority is delegated to management by the Board in order to implement the Company's mission. Such delegated authority includes the authorization of spending limits and the authority to hire employees and terminate their services. The Board retains responsibility to recommend candidates to the shareholders for election to the Board of Directors. The Board retains responsibility for selection and evaluation of the Chief Executive Officer ("CEO"), oversight of the succession plan, determination of senior management compensation, approval of the annual budget and assurance of adequate systems, procedures and controls. Additionally, the Board provides advice and counsel to senior management.

Directors

Board Membership Criteria

The Committee is responsible for reviewing with the Board, on a periodic basis, the appropriate skills and characteristics desirable for new Board members in the context of the current composition of the Board. This assessment includes issues of judgment, diversity, age, relevant business experience, and other relevant issues, all determined in the context of an assessment of the current needs of the Board.

Last Reviewed: October 25, 2013
Last Revised: February 7, 2014

Resignation

Any director nominee who does not receive the affirmative vote of the majority of the shares voted in connection with his or her uncontested election shall promptly tender his or her resignation from the Board. No such resignation shall take effect unless and until accepted by the Board. The Committee (excluding the director in question) will review the matter and make a recommendation to the Board whether or not to accept the resignation. The resignation will be accepted unless the Board determines that to accept the resignation would not be in the best interests of the Company, in which case the Board will announce its reasons for such determination.

Change in Professional Responsibility

When an individual's professional responsibilities change, the Board shall consider whether the change directly or indirectly impacts that person's ability to fulfill their directorship obligations. To facilitate the Board's consideration, all directors should advise the Committee as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities, particularly where such change may impact the independence of an outside director. The Committee should consult with the affected director, assess the director's ability to continue to fulfill the responsibilities of Board membership, and make an appropriate recommendation to the Board.

Former Chairman/Chief Executive Officer's Board Membership

The Board believes continued Board membership by a former Chairman or CEO is a matter to be decided in each individual instance. It is expected that when the Chairman or CEO is no longer employed by the Company in that capacity, he or she should tender his or her resignation from the Board at the same time. Whether the individual continues to serve on the Board is a matter for consideration at that time with the new Chairman or CEO and the Board. A former CEO serving on the Board will not be considered an independent director for purposes of voting on matters of corporate governance until at least three years have elapsed from his or her departure from that position.

Identification and Recruitment of Board Members

One of the tasks of the Committee is to identify and recruit candidates to serve on the Board. Candidates shall be presented to the Board for consideration, together with the Committee's recommendations. The invitation to join the Board should be extended by the Board itself via the Chairman and CEO of the Company, together with an independent director, when appropriate.

Independent Directors

At least a majority of the Board of Directors shall be independent under applicable SEC and New York Stock Exchange rules in effect from time to time. The Board has established the following guidelines to assist in determining director independence. A director generally will <u>not</u> be considered independent if he or she:

- has been employed by the Company, or has an immediate family member who has been employed by the Company in an executive capacity, within the last three years;
- has been employed by the Company's independent auditor within the last three years;
- is affiliated with a company that is an advisor or consultant to the Company or to a member of the Company's senior management;
- is affiliated with a significant customer or supplier of the Company (that is, a customer that accounts for more than 5% of the Company's revenues or a supplier that receives more than 5% of its revenues from the Company);
- has personal services contract(s) with the Company or a member of the Company's senior management;
- is affiliated with a not-for-profit entity that receives significant contributions from the Company;
- within the last three years, has had any business relationship with the Company (other than service as a director) for which the Company has been required to make disclosure under Item 404(a) of Regulation S-K of the Securities and Exchange Commission as currently in effect;
- is employed by a public company at which an executive officer of the Company serves as a director;
- is a current employee, or has an immediate family member who is a current executive officer, of a company that has made payments to or received payments from the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, determined in accordance with applicable NYSE guidance;
- has had any of the relationships described above with any affiliate of the Company, or
- has been a member of the immediate family of any person who has had any of the relationships described above during the last three years.

The Committee shall annually review and make a determination of the independence of each director. The Committee shall also review and determine a director's independence upon a change in the director's professional responsibilities, a related-party transaction involving the director or any other changed circumstance warranting review by the Committee.

Related-Party Transactions

The Committee shall review and approve, in advance, any related-party transaction involving an officer or director of the Company. Any interested director shall abstain from the discussion and vote regarding the transaction, except to respond to questions from Committee members. In making its determination, the Committee shall consider the fairness of the transaction and the impact of the transaction on the director's independence.

Outside Directorships

The CEO and senior management of Nabors should limit outside directorships (excluding non-profit) to no more than two. Non-employee directors are encouraged to limit the number of other Boards (excluding non-profit) on which they serve, taking into account potential Board attendance, participation and effectiveness on these Boards. All directors should advise the Chairman of the Board and Chairman of the Governance and Nominating Committee in advance of accepting an invitation to serve on another Board.

Directors are expected to attend all Board and committee meetings in person. Directors shall be prepared by reviewing in advance all materials and be present at the meeting in person until its adjournment.

Compensation of Directors

In order to align the interests of directors and shareholders, directors will be compensated in the form of cash and company equity only, with equity constituting a substantial portion of the total.

Direct Investment in the Company Stock by Directors

To better align the directors' interests with that of the Company's shareholders, the Board believes that each director should own Nabors stock having a value of at least $100,000. There should be no set time to acquire these shares; however, the Committee should periodically review each directors' ownership to determine if the recommended level is being acquired over a reasonable period of time.

Service Limitations of Directors

The Board does not believe it should establish term limits. Although term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole.

As an alternative to term limits, the Committee, in conjunction with the CEO, will formally review each director's continuation on the Board every year. This will also allow each director the opportunity to confirm his or her desire to continue as a member of the Board.

In addition, the Board has an age limit of 72 for directors to be eligible for nomination, such that no director may run for reelection after attaining age 72 at the time of the next scheduled annual meeting of shareholders, but need not resign until the end of his or her term. The Board, however, reserves the right to waive this limit in special circumstances.

Board Organization

Board Size

The Bye-Laws provide that the Board shall be comprised of between five and eighteen members. The Board in recent years has averaged seven members. In determining the optimum size for the Board of Directors, the Board will consider the level of work required from each director, including the requirement that certain committees be composed entirely of independent directors. From time to time the Board will conduct a review and make a determination as to the appropriate size of the Board in light of then current circumstances.

Committee Structure

It is the general policy of the Company that all major decisions will be considered by the Board as a whole or by the Executive Committee and subsequently reported to the Board. As a consequence, the committee structure of the Board is limited to those committees considered to be basic to or required for the operation of the Company as a publicly owned entity. Standing committees shall include Executive, Audit, Compensation, Governance and Nominating, Technical and Safety and Risk Oversight. The Audit, Compensation, Governance and Nominating, and Risk Oversight Committees shall be composed solely of independent directors. The Board may form other committees as it determines appropriate.

Selection of Chairman and CEO

The Board believes that, at the present time, the Company is best served by unifying the positions of Chairman and CEO. This structure provides a single leader with a single vision for the company and results in a more effective organization. However, the Board acknowledges a trend in corporate governance toward the separation of the roles of Chairman and CEO. Therefore, at such time as the current CEO is neither Chairman nor CEO, the Board's policy is to separate the roles of Chairman and CEO and to select the Chairman from among the independent directors. The requirements that the roles of Chairman and CEO be separate and that the Chairman be independent shall not apply if no independent director is available and willing to serve as Chairman.

Lead Director

When a director who is not an independent director has been selected as Chairman, the independent directors shall annually select a Lead Director from among the independent directors serving on the Board. The Board has determined that the Lead Director should have the following specific duties and responsibilities:

- preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors, and apprise the Chairman of the issues considered;
- call meetings of the independent directors when necessary and appropriate;
- serve as liaison between the Chairman and the independent directors;
- facilitate communication between the Board and senior management;
- in consultation with the independent directors:

  - approve the meeting agenda for Board meetings, including adding agenda items when deemed appropriate;
  - approve the information sent to the Board;
  - approve meeting schedules to assure there is sufficient time for discussion of all agenda items;
- be available for consultation and direct communication with the Company's shareholders; and
- perform such other duties as the Board may from time to time delegate.

Board Operations

Board Access to Senior Management

Board members have reasonable access to senior management and to information about the Company's operations. It is expected that Board members will use their judgment to ensure that this contact is not distracting to the business operation of the Company and that such contact, if in writing, be copied to the Chairman or CEO, as appropriate. Except in unusual circumstances, the CEO should be advised of significant contacts with senior management.

Furthermore, the Board encourages the management to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas and/or (b) are managers with future potential who the senior management believes should be given exposure to the Board.

Reporting of Concerns to Non-Employee Directors or the Audit Committee

An employee or shareholder who has a concern about the Company's conduct, or a complaint about the Company's accounting, internal control or auditing matters, may communicate that concern directly to the Lead Director (or, in the event of an independent Chairman, the Chairman), to the outside directors as a group, or to the Audit Committee. Such communications may be confidential or anonymous, and may be submitted in writing in care of the Corporate Secretary, or reported by phone to the Nabors Hotline, established specifically for reporting policy concerns, at 1-877-NABORS7. Hotline calls relating to accounting, internal controls, auditing or officer conduct are reported by our independent administrator directly to the Chairman of the Audit Committee. The status of all outstanding concerns raised with any director or group of directors will be reported to the Lead Director (or, in the event of an independent Chairman, the Chairman), and in the case of concerns relating to accounting, internal control, or auditing, to the Chairman of the Audit Committee, on at least a quarterly basis. The Lead Director (or, in the event of an independent Chairman, the Chairman) or Chairman of the Audit Committee may direct that certain matters be presented to a committee or the full Board and may direct special treatment, including the retention of outside advisors or counsel, for any concern addressed to them. Nabors' Code of Business Conduct prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

Confidentiality

Directors are required to maintain in strict confidence all non-public information obtained due to their director position absent the express permission of the Board to disclose the information and shall use such information only in the performance of their responsibilities as a director. "Non-public information" encompasses all confidential information relating to the Company and includes competitive or proprietary information, as well as discussions and communications among Board members, whether during meetings or otherwise. This policy is intended to encourage complete candor and openness in Board communications and deliberations and to minimize the risk of misuse of non-public information. Shareholder inquiries shall be handled in accordance with such policies and procedures as may be adopted from time to time by the Board. Directors shall not communicate with the media regarding Company or Board matters; all media inquiries shall be referred to the Company's Director of Investor Relations or other designated representative.

Ethics and Conflicts of Interest

All directors, whether or not employees of the Company, must comply with both the letter and spirit of all applicable provisions of the Nabors Code of Business Conduct (the "Code") and the policies promulgated pursuant to the Code. The General Counsel shall serve as the Company's Ethics Officer. Directors are encouraged to bring questions about particular circumstances that may implicate one or more provisions of the Code to the attention of the CEO, the Lead Director (or, in the event of an independent Chairman, the Chairman) or the Ethics Officer, who may consult with inside or outside legal counsel as appropriate. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the CEO and the Lead Director (or, in the event of an independent Chairman, the Chairman). If a significant conflict exists and cannot be resolved, the director should resign. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests.

All directors upon their appointment as such, are required to sign an acknowledgement of the Code. Directors are required to certify their compliance with the Code at least annually.

SEC Reporting

The Securities and Exchange Commission imposes certain reporting and disclosure obligations regarding the ownership of and transactions involving the Company's stock by directors and nominees, as well as other information related to transactions and relationships between directors (including nominees) and the Company or its management. Directors are required to comply with all disclosure obligations and to provide to the Company, both on their own initiative and upon request, such information as may be necessary to enable the Company to satisfy its reporting and disclosure obligations.

Director Orientation and Continuing Education

New directors participate in an orientation program to become familiar with their responsibilities, the Board's policies, the Company's financial statements and its key policies. Each new director also meets with senior management of the Company and its significant business units to become familiar with the Company's operations and business strategies. In addition, all directors are provided access to director education programs conducted by independent firms. Directors are required to participate in some form of director training each year. For members of the Audit Committee, a portion of that training must include topics germane to their service on the Audit Committee.

Board Ability to Retain Advisors

The Board shall retain advisors as it believes to be appropriate. If management retains advisors to assist the Board, such decision must be ratified by the Board. Individual directors should not retain their own advisors except in exceptional circumstances, with the consent of the Board.

Material in Advance of Meetings

The Board must be given sufficient information to fully exercise its governance functions. This information comes from a variety of sources, including management reports, a comparison of performance to plans, security analysts' reports, articles in various business publications, etc. Generally, Board members will receive information prior to Board meetings so they will have an opportunity to reflect properly on the items to be considered at the meeting.

The Board will ensure that adequate time is provided for full discussion of important items and that management presentations are scheduled in a manner that permits a substantial portion of Board meeting time to be available for open discussion.

Executive Sessions

The independent directors of the Board will meet in Executive Session no less than once each year. At the request of any independent director present, time will be allotted at the end of any regularly scheduled Board meeting for an executive session involving only the independent directors. If the Chairman is an independent director, then the Chairman shall preside at the executive session. If the Chairman is not an independent director, then the Lead Director or the independent director having the longest tenure as a director shall preside at the executive session. The format of these meetings will include a discussion with the Chairman and CEO on each occasion.

Evaluation of CEO

The selection and evaluation of the CEO and concurrence with the CEO's selection and evaluation of the Company's top management team are among the most important functions of the Board. The performance of the CEO will be reviewed at least annually without the presence of the CEO or other inside directors. The Board should have an understanding with the CEO with respect to criteria on which he or she will be evaluated, and the results of the evaluation will be communicated to the CEO.

Succession Plan

CEO succession is a Board-driven, collaborative process. Although the current CEO has an important role to play, the Board must develop its own plan for succession while collaborating with the CEO in deciding the timing and the necessary qualifications for making a final decision.

There should be an annual report by the CEO to the Board on succession planning. There also should be available, on a continuing basis, the CEO's recommendation as a successor should he or she be unexpectedly disabled.

Outside Contacts

The Board believes that management speaks for the Company. If communications from the Board are appropriate, they should come from the Chairman; directors should not communicate with shareholders or others unless requested to do so by the Chairman or Lead Director.

Exhibit C

EX-99.1 2 a13-7053_2ex99d1.htm EX-99.1

Exhibit 99.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this "Agreement") is made by and between Nabors Industries Ltd. (together with its successors and assigns permitted under this Agreement, "Nabors Bermuda"), Nabors Industries, Inc. (together with its successors and assigns permitted under this Agreement, "Nabors Delaware") (Nabors Bermuda and Nabors Delaware collectively referred to herein as "the Company"), and Anthony G. Petrello (the "Executive"), effective as of January 1, 2013 (the "Effective Date"). Whenever there is a reference to an obligation of "Company" in this Agreement, that reference is to an obligation of Nabors Bermuda and Nabors Delaware jointly and severally.

WITNESSETH

WHEREAS, Nabors Bermuda, Nabors Delaware and the Executive entered into that certain Executive Employment Agreement effective as of April 1, 2009 (as amended on June 29, 2009 and December 29, 2009, collectively the "Amended Employment Agreement"); and

WHEREAS, concurrently with the execution of this Agreement, the Executive and the Company have terminated the Amended Employment Agreement pursuant to a Termination Agreement, of even date herewith; and

WHEREAS, the Company believes that the Executive, given his distinct knowledge of the Company, experience and personal performance, is best suited to continue as Chief Executive Officer and should be incentivized to continue in his role and be retained by the Company; and

WHEREAS, the parties desire to enter into this Agreement to govern the Executive's continued employment with the Company, and to allocate between Nabors Bermuda and Nabors Delaware the various obligations to provide compensation to the Executive.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are mutually acknowledged, Nabors Bermuda, Nabors Delaware and the Executive (individually a "Party" and collectively the "Parties") agree that the provisions of the Amended Employment Agreement are no longer in force and the following provisions supersede in all respects the Amended Employment Agreement (except to the extent applicable under Sections 3.1(b)(i) and 3.1(c) hereof), as of the Effective Date:

ARTICLE I
DEFINITIONS

Section 1.1 "Affiliate" of a person or other entity shall mean a person or other entity that directly or indirectly controls, is controlled by, or is under common control with, the person or other entity specified. Fifty percent (50%) of the equity ownership shall conclusively establish control for purposes of this definition.

Section 1.2 "Agreement Expiration Notice" shall mean the notice specified in Section 2.1 below.

Section 1.3 "Amended Employment Agreement" shall mean the Agreement defined in the first recital to this Agreement.

Section 1.4 "Annual Bonus" shall mean the amounts calculated as set forth in Section 3.1(b).

Section 1.5 "Base Salary" shall mean the salary provided for in Section 3.1(a) below or any increased salary granted to the Executive pursuant to Section 3.1(a).

Section 1.6 "Business" shall mean (i) the operation and marketing of land drilling rigs, land workover and well-servicing rigs, and offshore platform workover and drilling rigs; (ii) the provision of a wide range of ancillary wellsite services including engineering, construction, logistics, maintenance, well logging, directional drilling, pressure pumping, rig instrumentation, data collection and other support services; and (iii) any other line of business if, at the time the Executive's employment with the Company is terminated, such other line of business for each of the previous three (3) fiscal years constituted at least twenty percent (20%) of the Company's operating income; *provided, however*, that in no event shall the Business include the E&P, midstream, or manufacturing business; and *provided, further*, that no third-party entity shall be considered engaged in a Business unless at least twenty percent (20%) of its operating income during its preceding last full fiscal year was derived from such Business (it being understood that in no event can the Executive exercise control over the day-to-day management of such Business on behalf of any third party).

Section 1.7 "Cause" shall mean a good faith determination by the vote of at least seventy-five percent (75%) of the independent members of the Nabors Bermuda Board that one or more of the following events exists or has occurred:

(a) the Executive pleads guilty or no contest to, or is convicted of a felony or a crime involving moral turpitude; *provided, however*, if such conviction is reversed on a subsequent appeal, any termination for cause shall be considered to be a termination by the Company under Section 4.1(e) *ab initio*; or

(b) there are facts and applicable law showing demonstrably that the Executive has materially breached a material obligation under this Agreement; or

(c) the Executive knowingly violated any federal or state securities laws;

provided, however, that the Executive's employment shall not be deemed to have been terminated for "cause" under (b) or (c) unless: (i) such conduct by the Executive, as determined by the independent members of the Nabors Bermuda Board, causes substantial harm to the Company; (ii) upon becoming aware of any alleged breach, Company shall first provide written notice to the Executive of the basis of the alleged breach in reasonable detail and shall provide the Executive ninety (90) days following

such written notice to cure, correct, or mitigate the event so it does not become a basis for a termination for cause; (iii) if the alleged breach has been cured or corrected by the Executive within ninety (90) days of receipt of written notice, no "cause" shall be found; (iv) if the conduct surrounding the alleged breach, although not capable of being cured or corrected, is nevertheless stopped or reversed, and the Company has neither been materially financially harmed nor incurred substantial nonfinancial adverse effects, no "cause" shall be found to exist, (v) in all events, prior to the Nabors Bermuda Board making any good faith determination by vote on the matter, the Executive shall be afforded the opportunity upon reasonable notice, with counsel of his choosing, to be heard before the Nabors Bermuda Board on the matter, and (vi) any dispute regarding the Nabors Bermuda Board's decision shall be subject to Section 8.12, but the termination will be effective as of the date of the Nabors Bermuda Board's decision.

Section 1.8 A "Change in Control" shall mean the occurrence of any one of the following events:

(a) any "person," as such term is used in Sections 3(a)(9), 13(d) and 14d(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), becomes a "beneficial owner," as such term is used in Rule 13d-3 promulgated under the Exchange Act, of twenty-five percent (25%) or more of the Voting Stock of Nabors Bermuda;

(b) the Nabors Bermuda Board or the shareholders of Nabors Bermuda adopt any plan or proposal which would result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the assets of Nabors Bermuda;

(c) all or substantially all of the assets or business of Nabors Bermuda are disposed of pursuant to a sale, merger, consolidation or other transaction (unless the shareholders of Nabors Bermuda immediately prior to such merger, consolidation or other transaction beneficially own, directly or indirectly, in substantially the same proportion as they owned the Voting Stock of Nabors Bermuda, all of the Voting Stock or other ownership interests of the entity or entities, if any, that succeed to the business of Nabors Bermuda);

(d) Nabors Bermuda or a direct or indirect subsidiary of Nabors Bermuda combines with another company (regardless of which entity is the surviving one) or Nabors Bermuda or a direct or indirect subsidiary of Nabors Bermuda acquires stock or assets in a corporate transaction, but, in any of the preceding circumstances, immediately after the transaction, the shareholders of Nabors Bermuda immediately prior to the combination hold, directly or indirectly, sixty-six and two-thirds percent (66-2/3%) or less of the voting stock of the resulting company;

(e) a recapitalization of Nabors Bermuda occurs which results in either (i) a decrease by thirty-three percent (33%) or more in the aggregate percentage ownership of Voting Stock held by Independent Shareholders (on a primary basis or on a fully diluted basis after giving effect to the exercise of stock options and warrants) or (ii) an increase in the aggregate percentage ownership of Voting Stock held by non-Independent

Shareholders (on a primary basis or on a fully diluted basis after giving effect to the exercise of stock options and warrants) to greater than fifty percent (50%). For purposes of this subsection, the term "Independent Shareholder" shall mean any shareholder of Nabors Bermuda except any executive officers or directors of Nabors Bermuda or any employee benefit plan(s) sponsored or maintained by Nabors Bermuda or any subsidiary thereof;

(f) a change in the composition of the Nabors Bermuda Board such that the "Continuing Directors" cease for any reason to constitute at least seventy percent (70%) of the Nabors Bermuda Board. The "Continuing Directors" shall mean those members of the Nabors Bermuda Board who either: (x) were directors at the Effective Date of this Agreement; or (y) were elected by, or on the nomination or recommendation of, at least a three-quarters (3/4) majority (consisting of at least four (4) directors) of the Nabors Bermuda Board who were or become Continuing Directors; or

(g) an event that would be required to be reported in response to Item 5.01 of Form 8-K, Current Report pursuant to Section 13 or 15(d) of the Exchange Act whether or not (x) such event is so reported on such Form 8-K or (y) the Company is then subject to such reporting requirement.

Section 1.9 "Code" or "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and final regulations promulgated thereunder.

Section 1.10 "Company Relationships" shall mean the relationships specified in Section 6.1 below.

Section 1.11 "Compensation Committee" shall mean the Compensation Committee of the Nabors Bermuda Board.

Section 1.12 "Confidential Information" shall mean the information specified in Section 6.1 below.

Section 1.13 "Constructive Termination Without Cause" shall mean termination of the Executive's employment at his election as provided in Section 4.1(d) following the occurrence, without the Executive's written consent, of one or more of the following events:

(a) a reduction in the Executive's then current Base Salary or the termination or material reduction of any executive benefit or perquisite enjoyed by him unless a plan or program providing substantially similar benefits or perquisites is substituted;

(b) the failure to elect or reelect the Executive to any of the positions described in Section 2.2 below or the removal of him from any such position, other than upon the voluntary request of the Executive;

(c) a material diminution in the Executive's duties or the assignment to the Executive of duties which are materially inconsistent with his duties or which materially impair the Executive's ability to function as the Chief Executive Officer, Chairman of the Board or Chairman of the Executive Committee of Nabors Bermuda;

(d) the failure to continue the Executive's participation in any incentive compensation plan unless a plan providing a substantially similar compensation is substituted;

(e) the relocation of Nabors Delaware's principal office to a location more than fifty (50) miles from Houston, Texas, or the relocation of the Executive's own office location to a location other than as determined by the Executive;

(f) the failure of Nabors Bermuda and Nabors Delaware to obtain the assumption in writing of their obligation to perform this Agreement by any successor (or, the ultimate parent of any successor where applicable) to all or substantially all of the assets of Nabors Bermuda within fifteen (15) days after a merger, consolidation, sale or similar transaction;

(g) any act or failure to act by the Nabors Bermuda Board, other than upon the Executive's voluntary request, which would cause the Executive (x) not to be reelected or to be removed from the position of Chief Executive Officer, Chairman of the Board or Chairman of the Executive Committee of Nabors Bermuda or (y) not to be elected or reelected as a director by the shareholders of Nabors Bermuda at any meeting held for that purpose or by written ballot of shareholders of Nabors Bermuda;

(h) delivery of the Agreement Expiration Notice by the Company to the Executive pursuant to Section 2.1 of this Agreement, but only if the Executive remains employed for such period of time after such delivery as the Nabors Bermuda Board may determine is necessary to allow for an orderly transition of management of the Company; *provided, however*, that such period of time may not exceed six (6) months unless otherwise agreed by the Executive;

(i) the failure of Nabors Bermuda and/or Nabors Delaware (or by any successor-in-interest) to perform, or the breach by Nabors Bermuda and/or Nabors Delaware (or by any successor-in-interest) of, any of their material obligations under this Agreement; or

(j) upon the written election of the Executive within one (1) year after the date an event constituting a Change in Control shall have occurred.

Notwithstanding the foregoing, the Executive cannot terminate his employment hereunder for Constructive Termination Without Cause unless he (i) first notifies the Nabors Bermuda Board or Compensation Committee in writing of the event (or events) which the Executive believes constitutes a basis for Constructive Termination Without Cause under subparagraphs (a), (c), (d), (e), (f), (g), (h) or (i) above within ninety (90) days from the date of such event, and (ii) provides the Company with at least ninety (90) days to cure, correct or mitigate the event so that it either (1) does not constitute a basis for a Constructive Termination Without Cause hereunder or (2) the

Executive agrees, in writing, that after any such modification or accommodation made by the Company that such event shall not constitute a basis for Constructive Termination Without Cause hereunder. Termination by Nabors Bermuda and/or Nabors Delaware due to the Executive's death or Disability, or for "Cause," pursuant to Sections 4.1(a), 4.1(b) and 4.1(c), respectively, shall not constitute a basis for a Constructive Termination Without Cause as defined herein.

Section 1.14 "Disability" shall mean the Executive's physical or mental inability to perform substantially his duties and responsibilities under this Agreement, with or without reasonable accommodation, for a period of one hundred eighty (180) consecutive days or a period of one hundred eighty (180) days in any calendar year, as determined by an approved medical doctor. For this purpose an approved medical doctor shall mean a medical doctor selected by the Compensation Committee and the Executive. If the Compensation Committee and the Executive cannot agree on a medical doctor, they shall each select a medical doctor and the two doctors shall select another medical doctor who shall be the sole approved medical doctor for this purpose.

Section 1.15 "Expiration Date" shall mean the date specified in Section 2.1 below.

Section 1.16 "Fair Market Value" shall mean, as of the date of measurement, the average daily closing price of Nabors Bermuda shares as traded on the New York Stock Exchange on each of the twenty (20) business days prior to such date of measurement.

Section 1.17 "Nabors Bermuda" shall mean Nabors Industries Ltd.

Section 1.18 "Nabors Bermuda Board" shall mean the Board of Directors of Nabors Bermuda.

Section 1.19 "Nabors Delaware" shall mean Nabors Industries, Inc.

Section 1.20 "Nabors Delaware Board" shall mean the Board of Directors of Nabors Delaware.

Section 1.21 "Non-Competition Period" shall mean the period specified in Section 6.2(a) below.

Section 1.22 "Stock" shall mean the common stock of Nabors Bermuda, par value $0.001 per share.

Section 1.23 "Subsidiary" of Nabors Bermuda or Nabors Delaware, as applicable, shall mean any corporation or other entity of which Nabors Bermuda or Nabors Delaware owns, directly or indirectly, fifty percent (50%) or more of the equity interest.

Section 1.24 "Term of Employment" shall mean the period specified in Section 2.1 below.

Section 1.25 "Voting Stock" shall mean capital stock of any class or classes, or partnership or other ownership interests, having the power to vote under ordinary circumstances, in the absence of contingencies, in the election of directors of Nabors Bermuda.

ARTICLE II
EMPLOYMENT AND DUTIES

Section 2.1 Term of Employment. The Company hereby employs the Executive, and the Executive hereby accepts such employment, for the period commencing as of January 1, 2013 and ending at the close of business on December 31, 2017 (such date, as may be extended from time to time pursuant to the terms hereof, the "Expiration Date"), provided that on December 31, 2017 and on the close of business of each one-year anniversary thereof during the term of the Executive's employment hereunder (each such date an "Extension Date"), the Expiration Date shall be automatically extended for twelve (12) months unless either the Executive or the Company shall have given written notice to the other at least ninety (90) days prior to the Expiration Date or at least ninety (90) days prior to the next upcoming Extension Date that such automatic extension shall not occur ("Agreement Expiration Notice"). The term specified in the first sentence of this Section 2.1 is subject to earlier termination in accordance with Article IV of this Agreement. The Executive's employment hereunder is contiguous and continuous to the Executive's employment under the Amended Employment Agreement and there shall be no gap in coverage of the benefits and rights enjoyed by the Executive during the combined term of employment hereunder and under the Amended Employment Agreement.

Section 2.2 Duties of Employment. During the Term of Employment, the Executive shall be employed as the President and Chief Executive Officer, Chairman of the Executive Committee and Chairman of the Board of Nabors Bermuda and Chairman, President and Chief Executive Officer of Nabors Delaware, and shall be responsible for the general management of the affairs of the Company. The Executive shall also be a member of the Executive Committee of the Nabors Bermuda Board to the extent such Executive Committee exists. The Executive, in carrying out his duties under this Agreement, shall report to the Nabors Bermuda Board. The Executive agrees to serve in the foregoing positions and to perform diligently and to the best of his abilities the duties and services consistent with his positions as are determined and directed by the Nabors Bermuda Board and Nabors Delaware Board or their designees, or as are necessary, in the reasonable judgment of the Executive, to carry out his duties specified herein.

Section 2.3 Conflict of Interest. The Executive agrees, during the period of his employment by the Company, to devote his full attention and time to the business and affairs of the Company and its Affiliates to discharge his responsibilities under this Agreement, and not to knowingly become involved in a material conflict of interest with the Company or its Affiliates, or upon discovery thereof, allow such a conflict to continue. Moreover, the Executive agrees that the Executive shall disclose to the Nabors Bermuda Board and Nabors Delaware Board any facts which might involve such a material conflict of interest that has not been approved in writing by the Nabors Bermuda Board and Nabors Delaware Board. The foregoing notwithstanding, the Parties recognize and agree that the Executive may (i) serve on the boards of directors of a reasonable number of other corporations or the boards of a reasonable number of trade associations and/or charitable organizations, (ii) engage in charitable activities and

community affairs, and (iii) manage his personal investments and affairs, to the extent that such activities do not conflict with the business and affairs of the Company or interfere with the Executive's performance of his duties and obligations hereunder.

Section 2.4 Maintenance of Equity Ownership. The Executive undertakes, absent financial hardship or exigencies, to maintain equity ownership in the form of Stock (restricted or unrestricted) and stock options (vested or unvested) with a minimum "acquisition value" of five (5) times his Base Salary. In the case of Stock, "acquisition value" for this purpose shall mean the market closing price on the date of grant or purchase. In the case of stock options, "acquisition value" shall mean the Black Scholes value of the stock options on the grant date for financial purposes. In the event the aforesaid minimum is not met, the sole remedy for failing shall be that fifty percent (50%) of subsequent Annual Bonuses shall be paid in the form of equity until the minimum is met, subject to the terms of any applicable stock plan of the Company.

Section 2.5 Executive's Other Obligations. The Executive represents to the Company that he does not have any obligations to or agreements with other persons or entities (regardless of whether the Executive believes such obligations or agreements to be enforceable or valid) which may prevent him from performing his duties as stated in this Agreement.

ARTICLE III
COMPENSATION AND BENEFITS

Section 3.1 Compensation. Commencing on the Effective Date, and continuing during the Term of Employment, Nabors Bermuda and/or Nabors Delaware, as provided below, shall provide compensation to the Executive in the following forms:

(a) Base Salary. Nabors Bermuda and Nabors Delaware shall pay the Executive an annualized base salary, payable in accordance with the regular payroll practices of the Company, of One Million, Seven Hundred Thousand and 00/100 Dollars ($1,700,000), less applicable withholdings and authorized deductions (the "Base Salary"). The Base Salary shall be reviewed no less frequently than annually for increase in the discretion of the Nabors Bermuda Board and the Compensation Committee.

(b) Annual Bonus. The Executive shall participate in annual bonus programs as follows:

(i) For fiscal year 2012 and earlier, the Executive shall receive an annual cash bonus as computed pursuant to Section 3.1(b)(i) of the Amended Employment Agreement, which bonuses have been paid to Executive.

(ii) For fiscal year 2013 and each fiscal year during the Term of Employment thereafter, the Executive shall be eligible to receive an annual bonus not to exceed two hundred percent (200%) of the Executive's Base Salary, payable in cash based upon the achievement of one or more annual financial or nonfinancial performance goals, as determined by the Compensation Committee,

after consultation with the Executive, which may include but are not limited to one or more of the following: earnings per share; earnings before interest expense, provision for income taxes, and depreciation and amortization expense; health, safety and environmental performance; and other identifiable strategic or operational targets. The annual performance goal(s) shall be established within the first ninety (90) days of the performance year; the target amount of such annual bonus, payable if the performance goal(s) is achieved, is one hundred percent (100%) of the Executive's Base Salary and a maximum target shall be set equal to two hundred percent (200%) of the Executive's Base Salary.

(iii) Nabors Bermuda and Nabors Delaware shall pay each annual bonus not later than two and one-half (2-1/2) months after the end of the fiscal year to which such annual bonus relates.

(c) Deferred Bonus. The Executive shall be entitled to participate in the Nabors Industries, Inc. Executive Deferred Compensation Plan (the "EDCP") in accordance with the following terms:

(i) Commencing on March 31, 2013, and at the end of each calendar quarter that the Executive is still employed by Nabors Delaware thereafter up to and including March 31, 2019, Nabors Delaware will credit Three Hundred Thousand Dollars ($300,000.00) to one or more subaccounts of the existing deferred compensation account established by Nabors Delaware for the Executive's benefit under the EDCP (the "Sub-Accounts") (the Sub-Accounts and all other accounts of the Executive under the EDCP shall be collectively referred to herein as the "Accounts"). The Executive shall be entitled to elect either to make deemed investments of the amounts in the Sub-Accounts using the same or similar investment vehicles available under the Nabors Industries, Inc. Deferred Compensation Plan or in a deemed investment fund that, during the five (5) year period beginning on January 1, 2013 (the "Initial EDCP Term") provides an annual interest rate on such amounts equal to six percent (6%) and after the Initial EDCP Term provides an annual interest rate on such amounts as reasonably established by the Compensation Committee from time to time.

(ii) Within ten (10) days after the termination of Employee's employment with the Company pursuant to Sections 4.1(a), (b), (d), (e) or (f), but subject to Section 8.2(b), Employee shall be paid all amounts credited to the Accounts. In the event that the Executive's employment is terminated pursuant to Section 4.1(c), the Executive shall forfeit his entire interest in the deferred compensation amounts and the Accounts to Nabors Delaware without compensation therefor.

(iii) Section 3.1(c)(ii) notwithstanding, Employee shall be entitled to an in-service distribution of amounts credited to the Accounts under the following circumstances:

(A) At such time as Employee reaches age sixty-two (62) and remains employed by the Company, but subject to Section 8.2(b), Employee shall be paid all amounts credited to the Sub-Accounts on and after March 31, 2013 in excess of $250,000 per calendar quarter, together with earnings accumulated on such amounts; and

(B) At such time as Employee reaches age sixty-five (65) and remains employed by the Company, but subject to Section 8.2(b), Employee shall be paid all other amounts credited to the Accounts, including accumulated earnings.

(iv) Distributions to the Executive of the balance of his Accounts pursuant to Sections 3.1 (c)(ii) and (iii) shall be made as single lump sum payments. The Executive shall be solely responsible for all income taxes related to distributions to him from the Accounts.

(v) The provisions of this Section 3.1(c) shall be subject to the provisions of the EDCP, which shall control in the event of any conflict with the provisions of this Agreement; *provided, however*, that the award, vesting, forfeiture and time of payment provisions of Section 3.1(c)(ii) and (iii) shall control over any vesting, forfeiture and time of payment provisions of the EDCP.

(d) Long Term Equity Awards — Total Shareholder Return. During the Term of Employment, the Executive shall be eligible to receive awards of restricted Stock that will vest based on the Total Shareholder Return (as defined below) of Nabors Bermuda relative to a peer group during a three-year performance cycle (each, a "TSR Award"). Each TSR Award will be granted pursuant to an equity compensation plan of Nabors Bermuda in effect from time to time that has been approved by the shareholders of Nabors Bermuda, subject to the terms and conditions thereof and an award agreement to be entered into between Nabors Bermuda and the Executive in a form consistent with previous practice. The number of shares of Stock subject to each TSR Award (the "TSR Shares") that vest following the end of a Performance Cycle shall be determined as provided below.

(i) The number of TSR Shares that will vest following the end of a Performance Cycle if the performance goal(s) with respect to relative Total Shareholder Return set forth in the applicable award agreement are achieved at target levels ("Target Performance") during such Performance Cycle will have an aggregate Fair Market Value equal to one hundred fifty percent (150%) of the Executive's Base Salary on the first day of such Performance Cycle, and the number of TSR Shares that will vest following the end of a Performance Cycle if the performance goal(s) with respect to relative Total Shareholder Return set forth in the applicable award agreement are achieved at or above maximum levels during such Performance Cycle will have an aggregate Fair Market Value equal to two hundred percent (200%) of the number of TSR Shares that would vest if the performance goal(s) were achieved at Target Performance.

(ii) The performance cycle with respect to each TSR Award will commence on January 1 of the calendar year in which such TSR Award is granted and will end on December 31 of the second calendar year following the calendar year in which such TSR Award is granted (the "Performance Cycle"). By way of example, for 2013, the Performance Cycle shall be January 1, 2013 through December 31, 2015.

(iii) Effective with the commencement of each Performance Cycle during the Term of Employment, the Executive shall be awarded a number of TSR Shares with an aggregate Fair Market Value as of the date of grant equal to the quotient of (x) three (3) times the Executive's Base Salary as of the date of grant divided by (y) the Fair Market Value of a share of Stock as of the first trading day during such Performance Cycle, rounded to the nearest whole share.

(iv) The Performance Peer Group shall initially consist of: Halliburton Company; Baker Hughes Incorporated; Ensco plc; Weatherford International Ltd.; Diamond Offshore Drilling, Inc.; Noble Corporation; Helmerich & Payne, Inc.; Rowan Companies plc; Superior Energy Services, Inc.; Patterson-UTI Energy, Inc.; Key Energy Services, Inc.; RPC, Inc.; National Oilwell Varco, Inc.; Transocean Ltd.; and Unit Corporation. The Compensation Committee, in consultation with the Executive, may revise the make-up of the Performance Peer Group during or at the conclusion of any Performance Cycle and may adjust the composition of the Performance Peer Group for future Performance Cycles in the event any of the companies cease to be publicly traded or in response to merger, consolidation, or divestiture activity amongst companies, available public reporting, or other events actually or potentially affecting the composition of the Performance Peer Group.

(v) As used herein, "Total Shareholder Return" means, as to Nabors Bermuda and each company in the Performance Peer Group with respect to a TSR Award, the difference between (x) the average closing share price for the thirty (30) consecutive trading days prior to the start of the applicable Performance Cycle and (y) the average closing share price for the last thirty (30) consecutive trading days in such Performance Cycle, as adjusted for dividends paid during such Performance Cycle.

(vi) Within sixty (60) days following the end of the applicable Performance Cycle with respect to a TSR Award or as soon as administratively practicable thereafter (the "TSR Vesting Date"), the Compensation Committee shall evaluate the relative ranking of the Total Shareholder Return of Nabors Bermuda as compared to the Total Shareholder Return of the Performance Peer Group and determine the number of TSR Shares, if any, subject to such TSR Award that shall become vested ("Earned TSR Shares") based on the achievement of the performance goal(s) with respect to relative Total Shareholder Return set forth in the applicable award agreement. If, as of the applicable TSR Vesting Date, the Compensation Committee determines that less than the total number of

TSR Shares subject to a TSR Award have become Earned TSR Shares, (x) neither the Executive nor any of his heirs, beneficiaries, executors, administrators or other personal representatives shall have any further rights whatsoever in or with respect to any of the TSR Shares subject to such TSR Award that have not become Earned TSR Shares (the "Unearned TSR Shares") and (y) the Unearned TSR Shares shall be forfeited to Nabors Bermuda without consideration.

(e) Long-Term Equity Awards — Other Performance Criteria. During the Term of Employment, based on the achievement of one or more annual performance goals established by the Compensation Committee as set forth below, the Executive shall also be eligible to receive awards of restricted Stock pursuant to an equity compensation plan of Nabors Bermuda in effect from time to time that has been approved by the shareholders of Nabors Bermuda, subject to the terms and conditions thereof and an award agreement to be entered into between Nabors Bermuda and the Executive in a form consistent with previous practice (each, a "Performance Award").

(i) The target number of shares of restricted Stock to be granted to the Executive pursuant to a Performance Award (the "Performance Shares") will have an aggregate Fair Market Value equal to two hundred percent (200%) of his Base Salary on the date of grant, and the maximum number of Performance Shares to be granted to the Executive will have an aggregate Fair Market Value equal to two hundred percent (200%) of the target number of Performance Shares.

(ii) The Executive shall be eligible to receive Performance Shares upon the achievement of one or more annual financial or nonfinancial performance goals, as determined by the Compensation Committee, after consultation with the Executive, which may include but are not limited to one or more of the following: earnings per share; earnings before interest expense, provision for income taxes, and depreciation and amortization expense; health, safety and environmental performance; and other identifiable strategic or operational targets. The annual performance goal(s) shall be established before the end of the first ninety (90) days of the applicable performance year. The performance goal(s) may be the same as or different than those established for purposes of the Annual Bonus.

(iii) The Compensation Committee shall determine the achievement of the applicable performance goal(s) within the first sixty (60) days after the end of the calendar year to which such goal (s) apply, provided that all necessary information is available within such period, or as soon thereafter as practicable, and notify the Executive in writing as to the number of Performance Shares to be granted to him. The number of Performance Shares granted shall be calculated at the end of the applicable performance year by determining the value of the award based upon the performance goal(s) achieved and dividing such amount by the Fair Market Value of a share of Stock as of the date the Performance Shares are granted (the "Performance Share Award Date"). The grant of Performance Shares shall then be reflected in a restricted stock award agreement, which shall provide that the Performance Shares vest ratably over a three-year period from the date the Performance Shares are granted.

(f) General. The Executive shall be eligible to participate in other annual or incentive programs of the Company on the same basis as other senior-level executives of the Company, as the Nabors Bermuda Board or Compensation Committee deems appropriate.

(g) Special Bonus. Nabors Bermuda and Nabors Delaware may from time to time provide special non-recurring cash or Stock-based bonuses to the Executive for certain extraordinary specific developments that materially enhance the value of the Company.

(h) Confirmation of Outstanding Awards. Nabors Bermuda and Nabors Delaware acknowledge that the Executive has previously been awarded stock options and restricted stock, all of which are fully vested. Nabors Bermuda and Nabors Delaware hereby reaffirm their contractual commitments in the agreements governing such equity awards, which shall continue to apply and be construed so as not to change or modify any rights of the Executive set forth therein.

(i) Acceleration of Vesting in the Event of a Change in Control. Any of the Executive's then outstanding unvested stock options, unvested restricted stock and any other equity compensation awards shall become vested in connection with a Change in Control of Nabors Bermuda. Any TSR Shares that remain unvested at the time of a Change in Control of Nabors Bermuda shall become vested as if the performance goal (s) with respect to relative Total Shareholder Return set forth in the applicable award agreement were achieved at Target Performance, and any Performance Awards unearned at the time of a Change in Control of Nabors Bermuda shall be deemed earned at the maximum level such that the maximum number of Performance Shares shall be granted to the Executive, which Performance Shares shall be fully vested as of the date of grant. Notwithstanding the foregoing, vesting of equity awards shall be accelerated only as permitted by the terms and conditions of the stock plan pursuant to which they were granted.

Section 3.2 Benefits. During the Term of Employment, the Executive shall be afforded the following benefits as incidences of his employment:

(a) Executive Benefit Programs. The Executive and, to the extent applicable, the Executive's family, dependents and beneficiaries, shall be allowed to participate, subject to applicable eligibility requirements, in all benefits, plans and programs, including improvements or modifications of the same, which are now, or may hereafter be, available to executive employees of the Company. Such benefits, plans and programs may include, without limitation, pension, profit sharing, savings and other retirement plans or programs, medical, dental, hospitalization, short-term and long-term disability plans, life insurance plans, accidental death and dismemberment protection, travel accident insurance, and any other pension or retirement plans or programs and any other

executive welfare benefit plans or programs that may be sponsored by the Company from time to time, including any plans that supplement the above-listed types of plans or programs, whether funded or unfunded. The Executive shall be entitled to participate on a basis no less favorable than any other executive of the Company. The Company shall not, however, by reason of this paragraph be obligated to institute, maintain, or refrain from changing, amending or discontinuing, any such benefit plan or program as it applies to the Executive, so long as such changes are similarly applicable to all executive employees of the Company.

(b) Life Insurance Benefits. Nabors Delaware and the Executive have heretofore entered into those certain Split-Dollar Life Insurance Agreements dated September 14, 1995, September 18, 1997 and November 20, 1997 (the "Split-Dollar Agreements") pursuant to which certain insurance policies were purchased (the "Policies") as compensation solely for the services performed by the Executive as an employee of Nabors Delaware. Nabors Bermuda is not a party to the Split-Dollar Agreements, and no provision of this Agreement shall be interpreted to provide otherwise. To the extent required under the Split-Dollar Agreements, Nabors

Delaware shall make contributions to the Policies in the amounts necessary to maintain the face value of the insurance coverage as stated in each of the Policies. In the event Nabors Delaware is not permitted by law to make such contributions to the Policies, Nabors Delaware shall pay to the Executive for each calendar year a bonus, in addition to the Annual Bonus paid to the Executive under Section 3.1(b) and all other amounts payable hereunder, in an amount equal to the amount required to permit the Executive to loan sufficient funds to the insurance trusts which own the Policies to maintain the face value of the insurance coverage as stated in each of the Policies, provided that the Executive is employed by Nabors Delaware during the calendar year in which such contribution is owed under the terms of the Policies. Such bonus shall be paid as a cash lump sum payment no later than two and one-half (2-1/2) months after the end of the calendar year to which it relates. Such bonus shall be paid as compensation solely for the services performed by the Executive as an employee of Nabors Delaware. Provided that Nabors Delaware timely makes the payments required under this Section 3.2(b), the Executive waives and releases any claim for breach of the Split-Dollar Agreements arising out of the Company's failure to make premium payments under the Split-Dollar Agreements.

(c) Business and Entertainment Expenses. Subject to the Company's standard policies and procedures with respect to expense reimbursement as applied to its executive employees, the Executive is authorized to incur reasonable expenses as determined in his judgment in carrying out his duties and responsibilities under this Agreement and the Company shall promptly reimburse him for all such business expenses incurred in connection with carrying out the business of the Company. All expenses reimbursed shall be subject to documentation and review in accordance with the Company's policy; the Company shall have one (1) year from the close of the fiscal year in which the expenses were reimbursed to review such expenses and, thereafter, expenses reimbursed will be presumed conclusively to be reimbursable.

(d) Other Expenses; Perquisites. The Executive shall be entitled to participate in the Company's executive fringe benefits, if any, in accordance with the terms and conditions of such arrangements as are made available from time to time for the Company's executives on a basis no less favorable than any other executive. In all events, the Company shall:

(i) pay for any reasonable club membership fees (including any bond requirement) and luncheon clubs as the Executive determines are appropriate to his carrying out his duties hereunder;

(ii) provide the Executive with a security system or security coverage at a reasonable cost at the job location, at his residence and otherwise if reasonably requested by Executive;

(iii) make available to the Executive Company aircraft for business and personal use at his discretion, such use to be subject to income imputation rules pursuant to applicable Internal Revenue Service regulations; and

Items (i) thru (iii) shall be reviewed annually with the Chairman of the Compensation Committee.

(iv) The Executive shall also be entitled to establish at a reasonable cost a Company paid office for his use at or near his principal residence, and/or at any other residence maintained by him. The Executive shall be entitled to employ at the Company's expense for each such office an administrative assistant at appropriate compensation levels as considered necessary by him.

(e) Vacation. The Executive shall be entitled to six (6) weeks paid vacation per year. Vacation shall be taken each fiscal year and, if not taken within six (6) months after the end of the fiscal year, shall not be carried forward thereafter without approval of the Nabors Bermuda Board.

(f) Life Insurance for Company's Benefit. Each of Nabors Bermuda and/or Nabors Delaware may apply for and procure as owner and for its own benefit, insurance on the life of the Executive, in such amount and in such forms as Nabors Bermuda or Nabors Delaware may choose. The Executive shall have no interest whatsoever in any such policy or policies, but, at the request of Nabors Bermuda and/or Nabors Delaware, shall submit to medical examinations and supply such information and execute such documents as may reasonably be required by the insurance company or companies to which Nabors Bermuda and/or Nabors Delaware has applied for insurance.

ARTICLE IV
TERM AND TERMINATION OF EMPLOYMENT

Section 4.1 Termination of Employment Prior to Expiration Date. Notwithstanding the provisions of Section 2.1 of this Agreement, this Agreement and the Executive's employment hereunder may be terminated prior to the Expiration Date in the following events:

(a) upon the Executive's death;

(b) upon the Executive's Disability, as defined in Article 1 of this Agreement;

(c) by the Company for Cause, as defined in Article 1 of this Agreement;

(d) by the Executive for Constructive Termination Without Cause, as defined in Article 1 of this Agreement;

(e) by the Company for any reason not specified in Sections 4.1(a), 4.1(b) or 4.1(c) above; and

(f) by the Executive, upon written voluntary resignation by a notarized instrument signed personally by the Executive to be delivered to the Chairman of the Compensation Committee of Nabors Bermuda, provided that thirty (30) days' advance written notice is given.

Section 4.2 Post-Termination Obligations. In the event of such termination, the provisions of Articles V through VIII hereof shall continue to apply in accordance with their terms.

ARTICLE V
EFFECT OF TERMINATION ON COMPENSATION

Section 5.1 Termination of Employment upon the Executive's Death or Disability During Term of Employment. In the event that the Executive's employment is terminated on the basis of the events described in Section 4.1(a) or 4.1(b), subject to the provisions of Section 8.2, Nabors Delaware shall pay or provide, as applicable, to the Executive, the Executive's estate or his designated beneficiaries, as the case may be, within thirty (30) days of the occurrence of such event (or such earlier date as is provided below or required by applicable law), the following:

(a) All restricted stock outstanding (including all outstanding Performance Shares, but excluding unvested TSR Shares), whether or not vested, shall become immediately and fully vested and transferable to the fullest extent possible at the time of termination, subject to any limitations set forth in the applicable plan (s) governing the award of such restricted stock; and

(b) All outstanding stock options of any kind whatsoever shall become immediately and fully vested and transferable to the fullest extent possible at the time of

termination without regard to any contingencies or conditions specified therein, for the remainder of the original term of the option (or, if earlier, until ten (10) years from the date of grant), subject to any limitations set forth in the applicable plan(s) governing the award of such stock options; and

(c) Any amounts previously earned, accrued or owing to the Executive under this Agreement but not yet paid, including a prorated portion of the Annual Bonus up to the date of termination, any earned but unpaid Base Salary, any outstanding expense reimbursements and any other compensation owed solely based upon the terms of this Agreement (but, for sake of clarity, not including any amounts owed pursuant to the terms of any employee benefit plan, program or agreement of Nabors Delaware, the payment of which shall be subject to the specific terms thereof) (for the further sake of clarity, cash compensation to be paid pursuant to Section 3.1 (b)(ii) shall have any performance metrics pro-rated for the short period and those amounts for the shorter period shall be computed and considered as earned); and

(d) All unvested TSR Shares shall become vested as if the performance goal(s) with respect to relative Total Shareholder Return set forth in the applicable award agreement were achieved at Target Performance. The vesting restrictions on the TSR Shares shall lapse on the TSR Vesting Date following completion of the Performance Cycle to which such TSR Shares relate. Any unearned Performance Awards shall be deemed to be earned at the maximum level on a pro rata basis up to the date of the Executive's Death or Disability such that the maximum number of Performance Shares shall be granted to the Executive, which Performance Shares shall be fully vested as of the date of grant, such vesting being subject to any limitations set forth in the applicable plan(s) governing the award of such restricted stock; and

(e) Continued participation for the Executive, if applicable, and the Executive's spouse and children to the extent they were covered at the date of termination in medical, dental and life insurance coverage until the later of (i) the Executive, if applicable, or the Executive's spouse or children receives equivalent coverage and benefits under the plans and programs of a subsequent employer (such coverage and benefits to be determined on a coverage-by-coverage or benefit-by-benefit basis) or (ii) the date of death of each of the Executive and the Executive's spouse; *provided, however,* that, in the event of a termination upon the Executive's Disability, costs related to such continued participation shall be subject to the Fair Market Value Payment Requirement set forth in Section 8.2(f) below; and

(f) In the case of termination upon the Executive's Disability, continued receipt of benefits pursuant to Section 3.2(d)(i) and (ii), as well as other additional benefits in accordance with applicable plans or programs of Nabors Delaware in effect at the time of termination for a period of three (3) years after the date of termination, and continued receipt of benefits pursuant to Section 3.2(d)(iii) for a period of one (1) year after the date of termination.

For the purpose of avoiding confusion, payments under this Section 5.1 shall only be made in the event of the Executive's death or Disability during the Term of Employment.

Section 5.2 Termination of Employment by the Executive for Constructive Termination Without Cause; or by the Company Without Cause. In the event that the Executive's employment is terminated on the basis of the events described in Section 4.1(d) or Section 4.1(e), subject to the provisions of Section 8.2, Nabors Delaware shall pay or provide, as applicable, to the Executive (or his estate or his designated beneficiaries, as the case may be), within thirty (30) days, after the occurrence of such event (or such earlier date provided below), the following:

(a) Two Point Nine Nine (2.99) times the average of the Base Salary and Annual Bonus paid to the Executive during each of the last three completed fiscal years; and

(b) All restricted stock outstanding (including all outstanding Performance Shares, but excluding unvested TSR Shares), whether or not vested, shall become immediately and fully vested and transferable to the fullest extent possible at the time of termination, subject to any limitations set forth in the applicable plan (s) governing the award of such restricted stock; and

(c) All outstanding stock options of any kind whatsoever shall become immediately and fully vested and transferable to the fullest extent possible at the time of termination without regard to any contingencies or conditions specified therein, for the remainder of the original term of the option (or, if earlier, until ten (10) years from the date of grant), subject to any limitations set forth in the applicable plan(s) governing the award of such stock options; and

(d) All unvested TSR Shares shall become vested as if the performance goal(s) with respect to relative Total Shareholder Return set forth in the applicable award agreement were achieved at Target Performance. The vesting restrictions on the TSR Shares will lapse on the TSR Vesting Date following completion of the Performance Cycle to which such TSR Shares relate. Any unearned Performance Awards shall be deemed earned at the maximum level such that the maximum number of Performance Shares shall be granted to the Executive, which Performance Shares shall be fully vested as of the date of grant, such vesting being subject to any limitations set forth in the applicable plan(s) governing the award of such restricted stock; and

(e) Any amounts previously earned, accrued or owing to the Executive under this Agreement but not yet paid, including a prorated portion of the Annual Bonus up to the date of termination, any earned but unpaid Base Salary, any outstanding expense reimbursements and any other compensation owed solely based upon the terms of this Agreement (but, for sake of clarity, not including any amounts owed pursuant to the terms of any employee benefit plan, program or agreement of Nabors Delaware, the payment of which shall be subject to the specific terms thereof) (for the further sake of clarity, cash compensation to be paid pursuant to Section 3.1 (b)(ii) shall have any

performance metrics pro-rated for the short period and those amounts for the shorter period shall be computed and considered as earned); and

(f) Continued participation for the Executive and, if he is married on the date of termination, his spouse and children, to the extent that she was covered at the date of termination, in medical, dental and life insurance coverage until the earlier of (i) the Executive or his spouse receives equivalent coverage and benefits under the plans and programs of a subsequent employer (such coverage and benefits to be determined on a coverage-by-coverage or benefit-by-benefit basis) or (ii) the date of each of the Executive or the Executive's spouse to die; *provided, however,* that costs related to such continued participation shall be subject to the Fair Market Value Payment Requirement set forth in Section 8.2(f) below; and

(g) Continued receipt of benefits pursuant to Section 3.2(d)(i) and (ii), as well as other or additional benefits in accordance with applicable plans or programs of Nabors Delaware in effect at the time of termination for a period of three (3) years after the date of termination, and continued receipt of benefits pursuant to Section 3.2(d)(iii) for a period of one (1) year after the date of termination.

Section 5.3 <u>Termination of Employment by Company For Cause or by Written Voluntary Resignation of the Executive</u>. In the event the Executive's employment is terminated on the basis of events described in Section 4.1(c) or Section 4.1(f), subject to the provisions of Section 8.2, Nabors Delaware shall pay or provide, as applicable, to the Executive, within (60) days, upon occurrence of such event (or earlier to the extent required by law or provided below), the following:

(a) Base Salary through the date of the termination; and

(b) All restricted stock that has vested on or prior to the date of termination, and all unvested restricted stock, if any, that was granted in connection with the Annual Bonus shall become immediately and fully vested and transferable to the fullest extent possible at the time of termination, subject to any limitations set forth in the applicable plan(s) governing the award of such restricted stock; and

(c) Any outstanding stock option of any kind whatsoever vested on or prior to the date of termination, as well as any unvested stock option which was granted in connection with the Annual Bonus, shall become immediately and fully vested and transferable to the fullest extent possible at the time of termination without regard to any contingencies or conditions specified therein, for the remainder of the original term of the option (or, if earlier, until 10 years from the date of grant), subject to any limitations set forth in the applicable plan(s) governing the award of such stock options; and

(d) The Executive shall forfeit any TSR Shares awarded pursuant to Section 3.1(d) to the extent the restrictions on those shares have not lapsed as of the date the Executive's employment is terminated; and the Executive shall not be eligible to receive

any Performance Shares in respect of any unearned Performance Awards awarded pursuant to Section 3.1(e); and

(e) Any amounts previously earned, accrued or owing to the Executive but not yet paid, including a prorated portion of the Annual Bonus up to the date of termination or resignation for the year in which termination or resignation occurs, any earned but unpaid Base Salary, any outstanding expense reimbursements and any other compensation owed solely based upon the terms of this Agreement (but, for sake of clarity, not including any amounts owed pursuant to the terms of any employee benefit plan, program or agreement of Nabors Delaware, the payment of which shall be subject to the specific terms thereof) (for the further sake of clarity, cash compensation to be paid pursuant to Section 3.1(b)(ii) shall have any performance metrics pro-rated for the short period and those amounts for the shorter period shall be computed and considered as earned); and

(f) If the Executive terminates this Agreement pursuant to Section 4.1(f) after January 1, 2015, then the Executive and, if he is married on the date of termination, his spouse and children, to the extent that they were covered at the date of termination, shall continue to participate in medical, dental and life insurance coverage until the death of each of the Executive and his spouse; and

(g) Other or additional benefits in accordance with applicable plans of programs of Nabors Delaware in effect at the time of termination.

Section 5.4 No Mitigation; No Offset. In the event of any termination of employment under Article IV, the Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration attributable to any subsequent employment that he may obtain except as specifically provided in this Article V.

Section 5.5 Nature of Payments. Any amounts due under this Article V are in the nature of severance payments considered to be reasonable by Nabors Delaware and are not in the nature of a penalty. Nabors Bermuda hereby guarantees the payment obligations of Nabors Delaware pursuant to Sections 5.1 through 5.3.

ARTICLE VI
CONFIDENTIAL INFORMATION, NON-COMPETITION, NON-SOLICITATION

Section 6.1 Confidential Information; Non-Disclosure.

(a) Company Provided Access to Confidential Information and Company Relationships. In exchange for the Executive's promises made in this Agreement, the Company promises that it will disclose to the Executive and provide the Executive with access to trade secret, proprietary, and confidential information of the Company (collectively, "Confidential Information"). The Company also shall provide the Executive access to and the opportunity to develop business relationships with the

Company's customers, clients, vendors and business partners with whom the Company has developed goodwill and to which the Executive would not otherwise have access (collectively, "Company Relationships").

(b) Value of Confidential Information and Access to Company Relationships; Non-Disclosure. The Executive acknowledges that the business of the Company is highly competitive and that the Confidential Information and opportunity to develop relationships with customers, clients, vendors and business partners promised by the Company are valuable, special, and unique assets of the Company which the Company uses in its business to obtain a competitive advantage over its competitors which do not know or use this information. The Executive further acknowledges that protection of the Confidential Information and Company Relationships against unauthorized disclosure and use is of critical importance to the Company in maintaining its competitive position. Accordingly, the Executive hereby agrees that he will not, at any time during employment or for a two (2) year period after the termination of employment, make any unauthorized disclosure of any Confidential Information or make any use thereof or of Company Relationships, except for the benefit of, and on behalf of, the Company, except (i) as such disclosure or use may be required or appropriate in connection with his work as an executive of the Company, or (ii) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of the Company or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order him to divulge, disclose or make accessible such information or as otherwise needed pursuant to appropriate legal proceedings including for the Executive to enforce any rights or remedies under this Agreement; *provided, however*, that no trade secret or proprietary or confidential information shall be required to be treated as such to the extent such portions of such information are or become generally available to the public other than as a result of a disclosure by the Executive or other Company representative bound by and contrary to the terms of an agreement or duty of confidentiality.

(c) Third-Party Information. The Executive acknowledges that, as a result of his employment, he will have access to, or knowledge of, confidential business information or trade secrets of third parties, such as customers, clients, vendors, suppliers, partners, joint venturers, business partners and the like, of the Company. The Executive agrees to preserve and protect the confidentiality of such third-party confidential information and trade secrets to the same extent, and on the same basis, as the Confidential Information.

(d) Return of Documents and Electronic Data. All written or electronic or other data or materials, records and other documents made by, or coming into the possession of, the Executive which contain or disclose the Confidential Information and/or Company Relationships shall be and remain the property of the Company. Upon request, and in any event without request upon termination of the Executive's employment, for any reason, he promptly shall deliver the same, and all copies, derivatives and extracts thereof, to the Company, or certify the destruction thereof. The Company acknowledges that for convenience of the Executive and to maximize his time

at the office, the Executive may during the course of his employment retain at Company premises certain written or electronic or other data or materials, records or other documents that relate to the Executive's activities described in Sections 2.3(i), 2.3(ii) or 2.3(iii). To the extent such material is located at Company premises, Company recognizes it shall be treated as confidential and recognize the Executive's expectation and right of privacy therein, and right to access or remove such material at any time without any interference, subject to applicable law. In the event Company becomes under control or possession of any such material, it will promptly notify the Executive immediately and deliver same and any and all copies or extracts thereof.

(e) Breach of this Article. The Executive understands and agrees that the restrictions in this Section 6.1 do not terminate when the Executive's employment under this Agreement terminates. The Executive acknowledges that money damages would not be sufficient remedy for any breach of this Section 6.1 by the Executive, and the Company shall be entitled to seek to enforce the provisions of this Section 6.1 through specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Section 6.1, but shall be in addition to all remedies available at law or in equity to the Company.

Section 6.2 Non-Competition; Non-Solicitation.

(a) The restrictive covenants contained in this Section 6.2 are supported by consideration to the Executive from Nabors Bermuda and Nabors Delaware as specified in this Agreement, including, but not limited to, the consideration provided in Section 5.1(a), 5.2(a) and 6.1 of this Agreement. In exchange for the consideration specified herein and as a material incentive for Nabors Bermuda and Nabors Delaware to enter into this Agreement, and to enforce the Executive's obligations under Section 6.1 hereof, the Executive hereby agrees that, in the event his employment is terminated pursuant to Sections 4.1(b), (c), (d), (e) or (f), unless such termination arises in connection with a Change in Control, he will not for the period commencing on the date of termination of his employment and continuing until the expiration of two (2) years (the "Non-Competition Period"), directly or indirectly, for himself or for others, anywhere in the world where the Company or its Affiliates conduct Business, make use of Company Relationships, or, engage, directly or indirectly, in any activity, work, business, or investment related to the Business, including any attempted or actual activity as a principal, investor, employee, officer, director, shareholder, consultant, independent contractor, partner, joint venturer, manager, representative, agent, or broker in the Business of any third party; *provided, however*, that the Executive's investment interest of less than five percent (5%) in any publicly-traded company shall in all events be permitted.

The foregoing shall not prohibit: (x) the Executive from owning investments of less than five percent (5%) in stock, bonds or other securities of any entity that is engaged in the Business, provided such investment is passive and the Executive does not exercise control over the day to day management of such business; (y) the Executive from

working for or providing services to an investment fund or other investment entity with ownership interests in a company that is engaged in the Business, provided the Executive is not actively involved in the management of the competing company; or (z) the Executive's continued participation in those activities in which he is engaged on the date hereof or on the date of termination of his employment and which have been disclosed to Nabors Bermuda or Nabors Delaware and which have been approved in writing by the Nabors Bermuda Board or Nabors Delaware Board.

(b) During the Non-Competition Period, the Executive shall not, on his own behalf or on behalf of any other person, partnership, entity, association, or corporation, solicit any current or former employee of the Company or in any other manner attempt directly or indirectly to influence, induce, or encourage any employee of the Company to leave the employment of the Company, nor shall the Executive use or disclose to any person, partnership, entity, association, or corporation any information concerning the names, addresses or personal telephone numbers of any employees of the Company.

(c) The Executive understands that the foregoing restrictions may limit his ability to engage in a business similar to the business of Nabors Bermuda and Nabors Delaware for the Non-Competition Period, but acknowledges that he will receive sufficient monetary and other consideration from the Company hereunder to justify such restriction. The Executive acknowledges that money damages would not be sufficient remedy for any breach of this Section 6.2 by the Executive, and that the Company shall be entitled to seek specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Section 6.2, but shall be in addition to all remedies available at law or in equity to the Company.

(d) It is expressly understood and agreed that Nabors Bermuda, Nabors Delaware and the Executive consider the restrictions contained in this Section 6.2 to be reasonable and necessary for the purposes of preserving and protecting the Confidential Information, Company Relationships, goodwill, and legitimate business and economic interests of Nabors Bermuda and Nabors Delaware. Nevertheless, if any of the aforesaid restrictions is found by a court having jurisdiction to be unreasonable, over broad as to geographic area, time, scope of activity restrained, or otherwise unenforceable, the Parties intend for the restrictions therein set forth to be modified by such court so as to be reasonable and enforceable and, as so modified by the court, to be fully enforced.

ARTICLE VII
INDEMNIFICATION

Section 7.1 Indemnification.

(a) Defined Terms. For purposes of Article VII, the following terms shall have the meaning given here:

(i) "Corporate Status" shall mean the status of a person who is or was a director, officer or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, executive benefit plan or other enterprise which such person is or was serving at the express written request of the Company.

(ii) "Disinterested Director" shall mean a director of the Company who is not and was not a party (and no affiliate of whom is or was a party) to the Proceeding in respect of which indemnification is sought by the Executive.

(iii) "Enterprise" shall mean Nabors Bermuda, Nabors Delaware and any other corporation, partnership, joint venture, trust, benefit plan or other enterprise which the Executive is or was serving as a director, officer or fiduciary at the express written request of the Company.

(iv) "Expenses" shall include all reasonable attorneys' fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, appealing, settling, investigating or being or preparing to be a witness in a Proceeding.

(v) "Good Faith" shall mean the Executive's having acted in good faith and in a manner the Executive reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal Proceeding, having had no reasonable cause to believe his conduct was unlawful.

(vi) "Independent Counsel" means a law firm, or a member of a law firm, that is experienced in matters of corporate law and neither presently is, and has not in the past five (5) years been retained to represent: (i) the Company or the Executive in any matter for either party, or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or the Executive in an action to determine the Executive's rights under this Agreement.

(vii) "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other actual, threatened or completed proceeding, whether civil, criminal, administrative or investigative, other than one initiated by or on behalf of the Executive.

(b) In General. In connection with any Proceeding, the Company shall indemnify and advance to the Executive Expenses, judgments, penalties, fines and amounts paid in settlement or actually and reasonably incurred by the Executive or on the

Executive's behalf in connection with such Proceeding or any claim, issue or matter therein if the Executive acted in Good Faith as provided in this Agreement to the fullest extent permitted by applicable law in effect on the Effective Date and to such greater extent as applicable law may thereafter from time to time permit.

(c) Proceedings Other Than Proceedings by or in the Right of Company. If, by reason of the Executive's Corporate Status (or any action or inaction by the Executive in connection therewith at any time before, during or after the term hereof), the Executive is or is threatened to be made a party to any Proceeding other than a Proceeding by or in the right of the Company, the Company shall indemnify the Executive against

Expenses, judgments, penalties, fines and amounts paid in settlement or actually and reasonably incurred by the Executive or on the Executive's behalf in connection with such Proceeding or any claim, issue or matter therein if the Executive acted in Good Faith.

(d) Proceedings by or in the Right of Company. If, by reason of the Executive's Corporate Status (or any action or inaction by the Executive in connection therewith at any time before, during or after the term hereof), the Executive is, or is threatened to be made a party to any Proceeding brought by or in the right of the Company to procure a judgment in its favor, the Executive shall be indemnified against Expenses judgments, penalties, fines and amounts paid in settlement or actually and reasonably incurred by the Executive or on the Executive's behalf in connection with such Proceeding or any claim, issue or matter therein if the Executive acted in Good Faith. Notwithstanding the foregoing, no such indemnification shall be made in respect of any claim, issue or matter in such Proceeding as to which the Executive shall have been adjudged to be liable to the Company if applicable law prohibits such indemnification; *provided, however*, that if applicable law so permits, indemnification shall nevertheless be made by the Company in such event if and only to the extent that a court of competent jurisdiction shall determine.

(e) Indemnification of a Party who is Wholly or Partly Successful. Notwithstanding any other provision of this Agreement, to the extent that the Executive is, by reason of the Executive's Corporate Status (or any action or inaction by the Executive in connection therewith at any time before, during or after the term hereof), a party to and is successful on the merits or otherwise, as to one or more but less than all claims, issues or matters in any Proceeding the Company shall indemnify the Executive against all Expenses judgments, penalties, fines and amounts paid in settlement or actually and reasonably incurred by the Executive or on the Executive's behalf in connection with each successfully resolved claim, issue or matter, except as permitted by law. For purposes of this Section 7.1(e) and without limitation, the termination of any claim, issue or matter, in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter, so long as there has been no finding (either adjudicated or pursuant to Section 7.3) that the Executive did not act in Good Faith.

(f) Indemnification for Expenses as a Witness. Notwithstanding any other provision of this Agreement, to the extent that the Executive is, by reason of the

Executive's Corporate Status, a witness in any Proceeding, the Executive shall be indemnified against all Expenses actually and reasonably incurred by the Executive or on the Executive's behalf in connection therewith.

(g) Successors. The indemnification and advancement of expenses provided by, or granted pursuant to, this Agreement shall continue as to the Executive and shall inure to the benefit of the heirs, executors and administrators of the Executive.

Section 7.2 Advancement of Expenses. Notwithstanding any provision to the contrary in this Agreement, the Company shall advance all reasonable Expenses, which, by reason of the Executive's Corporate Status (or any action or inaction by the Executive in connection therewith at any time before, during or after the term hereof), were incurred by or on behalf of the Executive in connection with any Proceeding, within twenty (20) days after the receipt by the Company of a statement or statements from or on behalf of the Executive requesting such advance or advances, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by the Executive and shall include or be preceded or accompanied by an undertaking by or on behalf of the Executive to repay any Expenses if it shall ultimately be determined that the Executive is not entitled to be indemnified against such Expenses. Any advance and undertakings to repay pursuant to this Section 7.2 shall be unsecured and interest-free. All advances requested hereunder shall be timely paid as specified herein unless and until there is a final determination pursuant to the provisions of Section 7.3 that the Executive is not entitled to indemnification hereunder.

Section 7.3 Procedures for Determination of Entitlement to Indemnification.

(a) Initial Request. To obtain indemnification under this Agreement, the Executive shall submit to Nabors Bermuda and Nabors Delaware a written request, including therein or therewith such documentation and information as is reasonably available to the Executive and which is reasonably necessary to determine whether and to what extent the Executive is entitled to indemnification. The Secretary of Nabors Bermuda shall promptly advise the Nabors Bermuda Board in writing that the Executive has requested indemnification.

(b) Method of Determination. If required by applicable law, a determination with respect to the Executive's entitlement to indemnification shall be made as follows:

(i) if a Change in Control has occurred, unless the Executive shall request in writing that such determination be made in accordance with Section 7.3(b)(ii), the determination shall be made by Independent Counsel in a written opinion to the Nabors Bermuda Board, a copy of which shall be delivered to the Executive; or

(ii) if a Change in Control has not occurred, the determination shall be made by the Nabors Bermuda Board by a majority vote of a quorum consisting of Disinterested Directors. In the event that a quorum of the Nabors Bermuda Board consisting of Disinterested Directors is not obtainable or, even if obtainable, such

quorum of Disinterested Directors so directs, the determination shall be made by Independent Counsel in a written opinion to the Nabors Bermuda Board, a copy of which shall be delivered to the Executive.

(c) Selection; Payment and Discharge of Independent Counsel. In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 7.3(b) of this Agreement, the Independent Counsel shall be selected, paid and discharged in the following manner:

(i) If a Change in Control has not occurred, the Independent Counsel shall be selected by the Nabors Bermuda Board and Nabors Bermuda shall give written notice to the Executive advising the Executive of the identity of the Independent Counsel so selected, subject to the reasonable consent of the Executive.

(ii) If a Change in Control has occurred, the Independent Counsel shall be selected by the Executive (unless the Executive shall request that such selection be made by the Nabors Bermuda Board, in which event clause (i) of this Section 7.3(c) shall apply), and the Executive shall give written notice to Nabors Bermuda advising it of the identity of the Independent Counsel so selected.

(iii) Following the initial selection described in clauses (i) and (ii) of this Section 7.3(c), the Executive or Nabors Bermuda, as the case may be, may, within seven (7) days after such written notice of selection has been given, deliver to the other party a written objection to such selection. Such objection may be asserted on the ground that the Independent Counsel so selected does not meet the requirements of "Independent Counsel," or is otherwise an inappropriate choice, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If such written objection is made, the Independent Counsel so selected may not serve as Independent Counsel unless and until a court has determined that such objection is without merit.

(iv) Either Nabors Bermuda or the Executive may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction if the Parties have been unable to agree on the selection of Independent Counsel within twenty (20) days after submission by the Executive of a written request for indemnification pursuant to Section 7.3(a) of this Agreement. Such petition may request a determination whether an objection to the Party's selection is without merit and/or seek the appointment as Independent Counsel of a person selected by the Court.. A person so appointed shall act as Independent Counsel under Section 7.3(b) of this Agreement.

(v) Nabors Bermuda shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to this Agreement, and Nabors Bermuda shall

pay all reasonable fees and expenses incident to the procedures of this Section 7.3(c), regardless of the manner in which such Independent Counsel was selected or appointed.

(vi) Upon the due commencement of any judicial proceeding or arbitration pursuant to Section 7.5(b) of this Agreement, Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing).

(d) Cooperation. The Executive shall cooperate with the person, persons or entity making the determination with respect to the Executive's entitlement to indemnification under this Agreement, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to the Executive and reasonably necessary to, such determination. Any costs or expenses (including attorneys' fees and disbursements) incurred by the Executive in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to the Executive's entitlement to indemnification) and the Company hereby indemnifies and agrees to hold the Executive harmless therefrom.

(e) Payment. If it is determined that the Executive is entitled to indemnification, payment to the Executive shall be made within ten (10) days after such determination.

Section 7.4 Presumption and Effect of Certain Proceedings.

(a) Burden of Proof. In making a determination with respect to entitlement of indemnification hereunder, the person or persons or entity making such determination shall presume that the Executive is entitled to indemnification under this Agreement if the Executive has submitted a request for indemnification in accordance with Section 7.3(a) of this Agreement, and the Company shall have the burden of proof to overcome that presumption in connection with the making of any person, persons or entity of any determination contrary to that presumption.

(b) Effect of Other Proceedings. The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of the Executive to indemnification or create a presumption that the Executive did not act in Good Faith.

(c) Reliance as Safe Harbor. For purposes of any determination of Good Faith, the Executive shall be deemed to have acted in Good Faith if the Executive's action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to the Executive by the officers of the Enterprise in the course of their duties, or on information or records given or reports made to the

Enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Enterprise. The provisions of this Section 7.4(c) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Executive may be deemed to have met the applicable standard of conduct set forth in this Agreement.

(d) Actions of Others. The knowledge and/or actions, or failure to act, of any director, officer, agent or the Executive of the Enterprise shall not be imputed to the Executive for purposes of determining the right to indemnification under this Agreement.

Section 7.5 Remedies of the Executive.

(a) Application. This Section 7.5 shall apply in the event of a dispute under Article VII. For purposes of this Section, "Dispute" shall include any of the following events:

(i) a determination is made pursuant to Section 7.3 of this Agreement that the Executive is not entitled to indemnification under this Agreement;

(ii) advancement of Expenses is not timely made pursuant to Section 7.2 of this Agreement;

(iii) the determination of entitlement to be made pursuant to Section 7.3(b) of this Agreement has not been made within ninety (90) days after receipt by Nabors Bermuda of the request for indemnification;

(iv) payment of indemnification is not made pursuant to Section 7.1(f) of this Agreement within ten (10) days after receipt by Nabors Bermuda of a written request therefor; or

(v) payment of indemnification is not made within ten (10) days after a determination has been made that the Executive is entitled to indemnification or such determination is deemed to have been made pursuant to Section 7.3 of this Agreement.

(b) Adjudication. In the event of such a Dispute, the Executive shall be entitled to adjudication in an appropriate court of the State of Delaware, or in any other court of competent jurisdiction, of the Executive's entitlement to such indemnification or advancement of Expenses. Alternatively, the Executive at the Executive's option may seek an award in arbitration to be conducted by a three (3) person arbitration panel pursuant to the rules then obtaining of the American Arbitration Association. The Executive shall commence such proceeding seeking adjudication or an award in arbitration within one hundred eighty (180) days following the date on which the Executive first has the right to commence such proceeding pursuant to this Section 7.5(b). Nabors Bermuda shall not oppose the Executive's right to seek any such adjudication or award in arbitration

(c) De Novo Review. In the event that a determination shall have been made pursuant to Section 7.3 of this Agreement that the Executive is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 7.5 shall be conducted in all respects as a de novo trial, or arbitration, on the merits and the Executive shall not be prejudiced by reason of that adverse determination. In any such proceeding or arbitration, the Company shall have the burden of proving that the Executive is not entitled to indemnification or advancement of Expenses, as the case may be.

(d) Nabors Bound. If a determination shall have been made or deemed to have been made pursuant to Section 7.3 of this Agreement that the Executive is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration absent (i) a misstatement by the Executive of a material fact, or a failure to disclose facts which would make the Executive's statement not materially misleading, in connection with the request for indemnification or (ii) a prohibition of such indemnification under applicable law.

(e) Procedures Valid. The Company shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 7.5 that the procedures and presumptions of Sections 7.3 and 7.4 are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrators that the Company is bound by all the provisions of this Agreement.

(f) Expenses of Adjudication. In the event that the Executive, pursuant to this Section 7.5, seeks a judicial adjudication of or an award in arbitration to enforce the Executive's rights under, or to recover damages for breach of, this Agreement, the Executive shall be entitled to recover from the Company, and shall be indemnified by the Company against, any and all Expenses actually and reasonably incurred by the Executive in such adjudication or arbitration, but only if and to the extent that the Executive prevails therein.

Section 7.6 Non-Exclusivity; Subrogation.

(a) Non-Exclusivity. The rights of the Executive to be indemnified and to receive advancement of Expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which the Executive may at any time be entitled under applicable law, the certificate of incorporation, the by-laws, any agreement, a vote of stockholders, a resolution of directors of Nabors Bermuda or Nabors Delaware or otherwise. No amendment, alteration, rescission or replacement of this Agreement or any provision hereof shall be effective as to the Executive with respect to any action taken or omitted by the Executive in the Executive's Corporate Status prior to such amendment, alteration, rescission or replacement.

(b) Subrogation. In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of

recovery of the Executive, who shall execute all papers reasonably required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(c) No Duplicative Payment. Neither Nabors Bermuda nor Nabors Delaware shall be liable under this Article VII to make any payment of amounts otherwise actually received by the Executive under any insurance policy, contract, agreement or otherwise.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 Director and Officer Insurance. Nabors Bermuda and Nabors Delaware agree to continue and maintain a directors and officers' liability insurance policy covering the Executive to the extent Nabors Bermuda and Nabors Delaware provide such coverage for their other executive officers.

Section 8.2 Application of Section 409A of the Code.

(a) General. To the extent applicable, it is intended that this Agreement comply with the provisions of Section 409A of the Code, so as to prevent inclusion in gross income of any amounts payable or benefits provided hereunder in a taxable year that is prior to the taxable year or years in which such amounts or benefits would otherwise actually be distributed, provided or otherwise made available to the Executive. This Agreement shall be construed, administered, and governed in a manner consistent with this intent and the following provisions of this Section 8.2 shall, with respect to timing of payments owed under this Agreement, control over any contrary provisions of the Agreement. Nothing in this Section 8.2 shall reduce or diminish the amounts otherwise owed under this Agreement.

(b) Delayed Payment Restriction. Notwithstanding any provision in this Agreement to the contrary, if any payment or benefit provided for herein or pursuant to any other agreement or plan of the Company to which the Executive is entitled to any payment or benefit would be subject to additional taxes and interest under Section 409A of the Code if the Executive's receipt of such payment or benefit is not delayed until the Section 409A Payment Date, then such payment or benefit shall not be provided to the Executive (or the Executive's estate, if applicable) until the Section 409A Payment Date (and, at that time, the Executive shall also receive interest thereon from the date such payment or benefit would have been provided in the absence of this paragraph until the date of receipt of such payment or benefit at the short term applicable federal rate as in effect as of the termination date). The payment and benefit delay requirement described in this paragraph (the "Delayed

Payment Restriction") shall not apply to any payment or benefit otherwise described in the first sentence of this paragraph if another provision of this Agreement is intended to cause the Executive's receipt of such payment or benefit to satisfy the requirements of Section 409A(a)(2)(B)(i) of the Code. For purposes of this Agreement, "Section 409A Payment Date" shall

mean the earlier of (1) the date of the Executive's death or (2) the date which is six (6) months after the date of termination of the Executive's employment with the Company.

(c) Separation from Service. Amounts payable hereunder upon the Executive's termination or severance of employment with the Company that constitute deferred compensation under Section 409A of the Code shall be paid upon the Executive's "separation from service" within the meaning of Section 409A of the Code.

(d) Separate Payments and Benefits. Any rights to payments and benefits under this Agreement shall be treated as rights to separate payments for purposes of Section 409A of the Code.

(e) Reimbursements and In-Kind Benefits. All reimbursements and in-kind benefits provided under this Agreement that constitute nonqualified deferred compensation under Section 409A of the Code, including, without limitation, continued medical, dental and life coverages, indemnification rights (but only to the extent such rights exceed the indemnification rights that are exempt from Section 409A of the Code), Company advance of any non-indemnifiable expenses, Company-paid Independent Counsel, expenses of adjudication of indemnification and reimbursement rights disputes, and expenses for resolution of Disputes shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that:

(i) any reimbursement for expenses incurred or provision of in-kind benefits is during the lifetime of the Executive and/or the lifetime of the Executive's spouse, if applicable or such shorter period of time as is provided with respect to each particular right to reimbursement in-kind benefits pursuant to the preceding provisions of this Agreement;

(ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year (except as otherwise permitted under the regulations promulgated pursuant to Section 409A of the Code for reimbursement arrangements that are subject to Section 105 (b) of the Code (relating to medical care reimbursements));

(iii) the reimbursement of an eligible expense will be made on or before the last day of the next full calendar year following the year in which the expense is incurred; and

(iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

With respect to any rights to reimbursements or in-kind benefits that are triggered by the Executive's separation from service and are subject to Section 409A of the Code, except any in-kind benefits to which the Fair Market Value Payment Requirement applies, such reimbursements or in-kind benefits shall also be subject to the Delayed Payment Restriction to the extent applicable under Section 8.2(b).

(f) Fair Market Value Payment Requirement. To the extent that any benefits required to be continued pursuant to Section 5.1(e) (but only in the event of the Executive's termination in the event of his Disability) or 5.2(e) that are provided to the Executive and his spouse during the first six (6) months following the Executive's termination of employment have an aggregate value in excess of the applicable dollar amount under Section 402(g)(1)(B) of the Code for the year in which such termination occurs, the Executive shall pay to the Company, at the time such benefits are provided, the fair market value of such benefits (such payment obligation of the Executive, the "Fair Market Value Payment Requirement") and the Company shall reimburse the Executive (with interest thereon at the short term applicable federal rate in effect as of the termination date) for any such payment(s) not later than the fifth (5th) day following the expiration of such six (6) month period.

(g) Period of Payment. In the event that a payment under this Agreement is due within a period of time following a stated event, the Executive shall not be permitted, directly or indirectly, to designate the taxable year of payment.

(h) Restricted Stock Dividends. Notwithstanding anything to the contrary in any agreement relating to awards of restricted stock, any dividends relating to shares of restricted stock that are subject to vesting requirements shall be paid by the fifteenth (15th) day of the third (3rd) month following the date that the right to such dividends vests.

(i) References to Section 409A. References in this Agreement to Section 409A of the Code include both that section of the Code itself and any regulations and authoritative guidance promulgated thereunder.

Section 8.3 Section 457A of the Code. Notwithstanding that both Nabors Delaware and Nabors Bermuda are parties to this Agreement, certain portions of the Executive's compensation provided under this Agreement, as specifically identified within the provisions of this Agreement (including, without limitation, all compensation that may be provided pursuant to Article V of this Agreement) (the "Nabors Delaware Compensation"), are solely provided by Nabors Delaware as compensation for the Executive's services to Nabors Delaware, with the intent that Nabors Delaware be the sole "sponsor" of such compensation within the meaning of Section 457A of the Code and the authoritative guidance promulgated thereunder. The Nabors Delaware Compensation shall be solely the obligation of Nabors Delaware and Nabors Bermuda shall not be obligated to provide, nor shall it be the guarantor of or otherwise responsible for, any of the Nabors Delaware Compensation. Further, notwithstanding anything to the contrary in

Section 3.1(c), Section 3.1(f), Section 3.2(a) or Section 3.2(d), any compensation that would potentially be subject to Section 457A of the Code were such compensation to be provided by Nabors Bermuda or any entity that is a nonqualified entity within the meaning of Section 457A of the Code shall be provided solely by Nabors Delaware and, if necessary to support an allocation of such compensation to Nabors Delaware for U.S. federal income tax principles, Nabors Bermuda shall be allocated and become obligated to provide a portion of compensation otherwise payable by Nabors Delaware under this Agreement that does not constitute nonqualified deferred compensation within the meaning of Section 457A of the Code, which has a value equal to the value of the benefit that Nabors Bermuda would otherwise have provided. Nabors Delaware and Nabors Bermuda shall cooperate to conform the allocation for tax purposes of the compensation payable pursuant to this Agreement to the intent described in this Section 8.3.

Section 8.4 Assignability; Binding Nature. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs (in the case of the Executive), and assigns. No rights or obligations of Nabors Bermuda or Nabors Delaware under this Agreement may be assigned or transferred by Nabors Bermuda or Nabors Delaware except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which Nabors Bermuda and/or Nabors Delaware, as applicable, is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of Nabors Bermuda or Nabors Delaware, provided that the assignee or transferee is the successor to all or substantially all of the assets of Nabors Bermuda or Nabors Delaware, as applicable, and such assignee or transferee assumes the liabilities, obligations and duties of Nabors Bermuda and Nabors Delaware, as contained in this Agreement, by written contract. Nabors Bermuda and Nabors Delaware each further agree that, in the event of a sale of assets or liquidation as described in the preceding sentence, they shall each take whatever action they legally can in order to cause such assignee or transferee to expressly assume the liabilities, obligations and duties of each of Nabors Bermuda and Nabors Delaware hereunder. No rights or obligations of the Executive under this Agreement may be assigned or transferred by the Executive other than his rights to compensation and benefits.

Section 8.5 Representation. Each of Nabors Bermuda and Nabors Delaware represent and warrant that it is fully authorized and empowered to enter into this Agreement and that the performance of its obligations under this Agreement will not violate any agreement between it or and any other person, firm or organization. The Executive represents that no agreement between him and any other person, firm or organization would be violated by the performance of his obligations under this Agreement.

Section 8.6 Entire Agreement. This Agreement contains the entire understanding and agreement between the Parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the Parties with respect thereto. This Agreement hereby amends and replaces the Amended Employment Agreement.

Section 8.7 Amendment or Waiver. No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by the Executive and an authorized

officer of each of Nabors Bermuda and Nabors Delaware. No waiver by either Party of any breach by the other Party of any condition or provision contained in this Agreement to be performed by such other Party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by the Executive or an authorized officer of each of Nabors Bermuda and Nabors Delaware, as the case may be.

Section 8.8 Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

Section 8.9 Survivorship. The respective rights and obligations of the Parties hereunder shall survive any termination of this Agreement pursuant to their terms. For the avoidance of doubt, no termination of the Executive's employment and no termination of this Agreement shall affect the Executive or the obligation of the Company under Sections 4.2, Article VII or Section 8.12 hereof.

Section 8.10 Beneficiaries/References. The Executive shall be entitled, to the extent permitted under any applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following the Executive's death by giving the Company written notice thereof. In the event of the Executive's death or a judicial determination of his incompetence, reference in this Agreement to the Executive shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative.

Section 8.11 Governing Law/Jurisdiction. This Agreement shall be governed by and construed and interpreted in accordance with the laws of Delaware without reference to principles of conflict of laws.

Section 8.12 Resolution of Disputes. Any disputes arising under or in connection with this Agreement (including any action by the Executive to enforce compliance or specific performance with respect to this Agreement) shall at the election of the Executive or the Company, be resolved by binding arbitration, to be held in New York, New York in accordance with the rules and procedures of the American Arbitration Association before three (3) arbitrators. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Nothing herein shall preclude either party from seeking provisional remedies in aid of arbitration, such as a temporary restraining order or preliminary injunction, from a court of competent jurisdiction. Costs of the arbitration or litigation, including, without limitation, reasonable attorneys' fees of both Parties, shall be borne equally by the Company and the Executive. Pending the resolution of any arbitration or court proceeding, the Company shall continue payment of all amounts due the Executive under this Agreement consistent with past practice and all benefits to which the Executive is entitled at the time the dispute arises.

Section 8.13 Notices. Any notice given to a Party shall be in writing and shall be deemed to have been given when delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the Party concerned at the address indicated below or to such changed address as such Party may subsequently give such notice of:

If to Nabors Bermuda:

Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX
Bermuda
Attention: Secretary

If to Nabors Delaware:

Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Attention: Secretary

If to the Executive:

Mr. Anthony G. Petrello
c/o the Executive's current home address
as reflected in the Executive's personnel file

Section 8.14 Headings. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement. All uses of the words "including" or "include" shall be deemed to be followed by the words "without limitation."

Section 8.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. The Agreement shall not be considered a valid Agreement until it has been acknowledged by the Corporate Secretary of Nabors Bermuda.

Section 8.16 Withholding of Taxes and Other Items. The Company may withhold from any compensation or benefits payable under this Agreement all federal, state, city or other taxes as may be required pursuant to any law or governmental regulation or ruling.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

NABORS INDUSTRIES LTD.

By: /s/ John Lombardi
Name: John Lombardi
Its: Chairman of Compensation Committee

NABORS INDUSTRIES, INC.

By: /s/ Laura W. Doerre
Name: Laura W. Doerre
Its: Secretary

EXECUTIVE

/s/ Anthony G. Petrello

Anthony G. Petrello

ACKNOWLEDGED:

/s/ Mark D. Andrews

Mark D. Andrews